UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

creo

Creo Inc.
3700 Gilmore Way
Burnaby, B.C.
Canada V5G 4M1

T: +1.604.451.2700
F: +1.604.437.9891

www.creo.com

News release

For immediate release

Creo and Key Equipment Finance Partner to Provide Worldwide Leasing Program

Vancouver, BC, Canada (June 28, 2002) - Creo Inc. (NASDAQ: CREO; TSX: CRE) has signed an agreement with Key Equipment Finance (KEF), an affiliate of KeyCorp, to offer third-party leasing for customers around the world. Key Equipment Finance, the sixth largest bank-affiliated leasing company in the United States, customizes financing programs for equipment manufacturers and other companies in 25 countries around the world. The leasing program is now available for printers in North America and Europe and will be expanded to other areas of the world where both Creo and KEF do business.

"Through Key, these financial services will offer our customers an attractive way to enjoy the quality and performance of Creo's world-class workflow and imaging systems," said Mark Dance, chief financial officer and chief operating officer of Creo. "With a lease agreement our customers can combine their purchases of Creo prepress equipment into a single monthly lease payment."

"In today's economic environment, more and more of our clients around the globe are seeing that flexibility is key to continued growth," said Paul A. Larkins, president and chief executive officer of Key Equipment Finance. "Creo now has the distinct competitive advantage of offering the world's best prepress equipment, along with an attractive way for customers to finance that equipment."

Vincent A. Cuzzo of the New York-based Vendor Leasing Program consulting group, The CLP Group, LLC, facilitated the leasing agreement with KEF. Leasing has been available to Creo customers in North America since 1999. It provides printers with the opportunity to upgrade technology to enhance productivity without the need for a large capital investment.

About Key

Key Equipment Finance provides business-to-business equipment financing solutions to: small businesses in the U.S.; mid-to-large size businesses in the U.S. and Canada; the customers of equipment manufacturers, distributors and value-added resellers worldwide; and federal, state and local municipalities as well as other public sector organizations. Headquartered near Boulder, CO, Key Equipment Finance has been in the equipment finance business for nearly 30 years and has a presence in 25 countries, with major operations in Albany, London, Toronto, and Sydney. The company employs more than 600 people worldwide and manages an $8 billion equipment portfolio with annual originations of nearly $3 billion. Additional information is available at KEFonlin.com.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. Creo trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

© 2002 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.
Rochelle van Halm	Tracy Rawa
Media Relations (Headquarters)	Investor Relations
T. +604.451.2700	T. +1.604.451.2700
F. +604.437.9891	F. +1.604.437.9891
rochelle.van.halm@creo.com	tracy.rawa@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO INC.

Date: June 28, 2002

/s/ Paul Kacir
Paul Kacir, Corporate Secretary